Exhibit 99.1

Tuniu Announces Unaudited Third Quarter 2017 Financial Results

Gross Profit in Q3 2017 Increased by 73.5% Year-Over-Year

Non-GAAP Net Income in Q3 2017 Reached RMB39.7 million

NANJING, China, November 27, 2017 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Highlights for the Third Quarter of 2017

•	Net revenues in the third quarter of 2017 was RMB806.1 million (US$121.2 million1), an increase of 53.5% year-over-year when compared with Non-GAAP[2] net revenues in the third quarter of 2016.

•	Gross profit in the third quarter of 2017 was RMB440.9 million (US$66.3 million), an increase of 73.5% year-over-year when compared with Non-GAAP gross profit in the third quarter of 2016.

•	Non-GAAP net income in the third quarter of 2017 was RMB39.7 million (US$6.0 million), compared with a Non-GAAP net loss of RMB496.7 million in the third quarter of 2016.

Comparison of Revenues

We adopted ASC 606 new revenue standard effective January 1, 2017 by applying the full retrospective method. To increase comparability of operating results and help investors better understand our business performance and operating trends, we have provided the following comparison between revenues, cost of revenues and gross profit for the third quarter of 2017 and the relevant Non-GAAP adjusted data for corresponding period in 2016:

(in thousands RMB)	Quarter Ended September 30, 2016	Quarter Ended September 30, 2017	% of change
Revenues
Packaged tours	394,789	604,047	53.0%
Others	130,360	202,038	55.0%
Net revenues	525,149	806,085	53.5%
Cost of revenues	(271,087)	(365,206)	34.7%
Gross profit	254,062	440,879	73.5%

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.6533 on September 29, 2017 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the attached “Reconciliations of GAAP and Non-GAAP Results" at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Additional information regarding our Non-GAAP definition and reconciliations of GAAP and Non-GAAP results are provided at the end of this announcement.

Mr. Donald Dunde Yu, Tuniu’s co-founder, Chairman and Chief Executive Officer, said, “We are delighted to report solid results for the third quarter of 2017. Net revenues increased by 53.5% year-over-year during the third quarter while gross profit increased by 73.5% year-over-year. Tuniu continues to make exceptional progress with our core strategies of expanding our offline sales presence, implementing our own local tour operators and improving our technology infrastructure. These strategies are developing into our core competitive advantage, differentiating Tuniu from its industry peers as well as strengthening our leading position in China’s attractive online leisure travel industry.”

Ms. Maria Yi Xin, Tuniu’s Chief Financial Officer, said, “The strategies that we have implemented in the past years are starting to benefit our operations and financials. As a result, for the first time since our listing, we have reached non-GAAP profitability, a positive step towards achieving long-term profitability. As we continue to execute our core strategies and optimize our operations, Tuniu will expand while maximizing value for our customers and shareholders.”

Third Quarter 2017 Results

Net revenues were RMB806.1 million (US$121.2 million) in the third quarter of 2017, representing a year-over-year increase of 53.5%, compared with Non-GAAP net revenues, from the corresponding period in 2016.

•	Revenues from packaged tours, which are mainly recognized on a net basis, were RMB604.0 million (US$90.8 million) in the third quarter of 2017, representing a year-over-year increase of 53.0%, compared with Non-GAAP revenues from packaged tours, from the corresponding period in 2016. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues were RMB202.0 million (US$30.4 million) in the third quarter of 2017, representing a year-over-year increase of 55.0%, compared with Non-GAAP other revenues, from the corresponding period in 2016. The increase was due to a rise in revenues generated from financial services and commission fees received from certain travel-related products.

Cost of revenues was RMB365.2 million (US$54.9 million) in the third quarter of 2017, representing a year-over-year increase of 34.7%, compared with Non-GAAP cost of revenues, from the corresponding period in 2016. As a percentage of net revenues, cost of revenues was 45.3% in the third quarter of 2017, compared to 51.6% as a percentage of Non-GAAP net revenues in the corresponding period in 2016.

Gross profit was RMB440.9 million (US$66.3 million) in the third quarter of 2017, representing a year-over-year increase of 73.5%, compared with Non-GAAP gross profit, from the corresponding period in 2016. The increase in gross profit and gross margin was primarily due to improved economies of scale, increased operational efficiency and optimized supply chain management.

Operating expenses were RMB506.9 million (US$76.2 million) in the third quarter of 2017, representing a year-over-year decrease of 38.9% from the corresponding period in 2016. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB66.4 million (US$10.0 million) in the third quarter of 2017. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB440.5 million (US$66.2 million) in the third quarter of 2017, representing a year-over-year decrease of 43.2%.

•	Research and product development expenses were RMB124.0 million (US$18.6 million) in the third quarter of 2017, representing a year-over-year decrease of 26.2%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB2.4 million (US$0.4 million), were RMB121.6 million (US$18.3 million) in the third quarter of 2017, representing a decrease of 26.9% from the corresponding period in 2016. Research and product development expenses as a percentage of net revenues were 15.4% in the third quarter of 2017, decreasing from 32.0% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the increase in efficiency resulting from economies of scale and implementation of operation systems, and optimization of research and product development personnel.

•	Sales and marketing expenses were RMB224.8 million (US$33.8 million) in the third quarter of 2017, representing a year-over-year decrease of 54.8%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB34.7 million (US$5.2 million), were RMB190.1 million (US$28.6 million) in the third quarter of 2017, representing a year-over-year decrease of 59.2% from the corresponding period in 2016. Sales and marketing expenses as a percentage of net revenues were 27.9% in the third quarter of 2017, decreasing from 94.6% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the decline in brand promotions and preference for marketing channels with higher ROI.

•	General and administrative expenses were RMB165.9 million (US$24.9 million) in the third quarter of 2017, representing a year-over-year decrease of 1.3%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB29.3 million (US$4.4 million), were RMB136.5 million (US$20.5 million) for the third quarter of 2017, representing a year-over-year decrease of 7.6% from the corresponding period in 2016. General and administrative expenses as a percentage of net revenues were 20.6% in the third quarter of 2017, decreasing from 32.0% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the increase in efficiency resulting from economies of scale and optimization of administrative personnel.

Loss from operations was RMB66.0 million (US$9.9 million) in the third quarter of 2017, compared to a loss from operations of RMB584.1 million in the third quarter of 2016.

Non-GAAP income from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB0.6 million (US$0.1 million) in the third quarter of 2017.

Net loss was RMB27.0 million (US$4.1 million) in the third quarter of 2017, compared to a net loss of RMB559.0 million in the third quarter of 2016. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB39.7 million (US$6.0 million) in the third quarter of 2017.

Net loss attributable to ordinary shareholders was RMB29.3 million (US$4.4 million) in the third quarter of 2017, compared to a net loss attributable to ordinary shareholders of RMB556.2 million in the third quarter of 2016. Non-GAAP net income attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB37.4 million (US$5.6 million) in the third quarter of 2017.

As of September 30, 2017, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB4.4 billion (US$658.7 million).

Business Outlook

For the fourth quarter of 2017, Tuniu expects to generate RMB450.4 million to RMB466.5 million of net revenues, which represents 40% to 45% growth year-over-year compared with Non-GAAP net revenues in the corresponding period in 2016. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on November 27, 2017, (9:00 pm, Beijing/Hong Kong Time, on November 27, 2017) to discuss the third quarter 2017 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu 3Q 2017 Earnings Call

A telephone replay will be available one hour after the end of the conference through December 4, 2017. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10114447

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 2,000,000 stock keeping units (SKUs) of packaged tours, covering over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided Non-GAAP information related to net revenue, cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to noncontrolling interests, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes adjustment on net basis and timing of revenue recognition as in 2017, share-based compensation expenses and amortization of acquired intangible assets. We believe that the Non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these Non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these Non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

A limitation of using Non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation
Unaudited Condensed Consolidated Balance Sheets
(All amounts in thousands, except per share information)
	December 31, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	1,085,236	847,984	127,453
Restricted cash	124,561	90,553	13,610
Short-term investments	3,603,497	3,443,984	517,635
Accounts receivable, net	235,673	443,072	66,594
Amounts due from related parties	390,330	219,103	32,931
Prepayments and other current assets	1,632,329	1,352,965	203,352
Yield enhancement products and accrued interest	449,528	301,688	45,344
Total current assets	7,521,154	6,699,349	1,006,919

Non-current assets
Long term investment	58,764	97,764	14,694
Property and equipment, net	177,817	147,852	22,222
Intangible assets	592,267	497,718	74,808
Goodwill	147,639	147,639	22,190
Yield enhancement products over one year and accrued interest	562,643	204,608	30,753
Other non-current assets	46,468	152,729	22,955
Long-term amounts due from related parties	64,902	-	-
Total non-current assets	1,650,500	1,248,310	187,622
Total assets	9,171,654	7,947,659	1,194,541

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	1,022,704	1,473,376	221,450
Amounts due to related parties	32,526	109,305	16,429
Salary and welfare payable	192,455	166,681	25,052
Taxes payable	11,619	29,228	4,393
Advances from customers	1,806,493	1,341,284	201,597
Accrued expenses and other current liabilities	589,288	417,723	62,782
Amounts due to the individual investors of yield enhancement products	871,914	496,058	74,558
Total current liabilities	4,526,999	4,033,655	606,261

Non-current liabilities	54,928	42,810	6,434
Total liabilities	4,581,927	4,076,465	612,695

Mezzanine equity
Redeemable noncontrolling interests	90,072	95,054	14,287

Shareholders' equity
Ordinary shares	242	248	37
Less: Treasury stock	(19,708)	(185,419)	(27,869)
Additional paid-in capital	8,855,991	8,983,711	1,350,264
Accumulated other comprehensive income	400,925	297,156	44,663
Accumulated deficit	(4,738,593)	(5,322,794)	(800,023)
Total Tuniu's shareholders' equity	4,498,857	3,772,902	567,072
Noncontrolling interests	798	3,238	487
Total Shareholders' equity	4,499,655	3,776,140	567,559
Total liabilities and shareholders' equity	9,171,654	7,947,659	1,194,541

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Loss
(All amounts in thousands, except per share information)
	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$

Revenues
Packaged tours	3,936,978	339,304	604,047	90,789
Others	135,734	120,784	202,038	30,367
Net revenues	4,072,712	460,088	806,085	121,156
Cost of revenues	(3,827,529)	(219,530)	(365,206)	(54,891)
Gross profit	245,183	240,558	440,879	66,265

Operating expenses
Research and product development	(168,033)	(146,598)	(123,974)	(18,633)
Sales and marketing	(496,841)	(221,888)	(224,808)	(33,789)
General and administrative	(167,997)	(166,098)	(165,874)	(24,931)
Other operating income	3,618	5,421	7,757	1,166
Total operating expenses	(829,253)	(529,163)	(506,899)	(76,187)
Loss from operations	(584,070)	(288,605)	(66,020)	(9,922)
Other income/(expenses)
Interest income	26,675	23,006	39,864	5,992
Foreign exchange related gains/(losses), net	414	(923)	1,908	287
Other loss, net	(430)	(229)	(174)	(26)
Loss before income tax expense	(557,411)	(266,751)	(24,422)	(3,669)
Income taxes expense	(1,612)	(4,067)	(2,583)	(388)
Net loss	(559,023)	(270,818)	(27,005)	(4,057)
Less:Net income/(loss) attributable to noncontrolling interests	(2,797)	(1,853)	609	92
Less:Net income attributable to redeemable noncontrolling interests	-	226	514	77
Net loss attributable to Tuniu Corporation	(556,226)	(269,191)	(28,128)	(4,226)
Accretion on redeemable noncontrolling interest	-	(1,435)	(1,177)	(177)
Net loss attributable to ordinary shareholders	(556,226)	(270,626)	(29,305)	(4,403)

Net loss	(559,023)	(270,818)	(27,005)	(4,057)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	29,500	(48,436)	(36,143)	(5,432)
Comprehensive loss	(529,523)	(319,254)	(63,148)	(9,489)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.47)	(0.72)	(0.08)	(0.01)
Net loss per ADS - basic and diluted*	(4.41)	(2.16)	(0.24)	(0.03)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,412,340	374,426,600	372,335,675	372,335,675

Share-based compensation expenses included are as follows:
Cost of revenues	195	296	228	34
Research and product development	1,387	1,752	2,005	301
Sales and marketing	320	427	545	82
General and administrative	19,607	20,407	28,451	4,276
Total	21,509	22,882	31,229	4,693

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

Comparison with Non-GAAP data of corresponding periods

(All amounts in thousands, except per share information)

To increase comparability of operating results and help investors better understand our business performance and operating trends, we have provided the following comparison of certain financial information for the third quarter of 2017 with relevant Non-GAAP adjusted data for corresponding periods in 2016.

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$

Net revenues	525,149	460,088	806,085	121,156

Gross profit	254,062	240,558	440,879	66,265

Operating expenses	(775,826)	(529,163)	(506,899)	(76,187)

Loss from operations	(521,764)	(288,605)	(66,020)	(9,922)

Net loss	(496,717)	(270,818)	(27,005)	(4,057)

Net loss attributable to ordinary shareholders	(494,443)	(270,626)	(29,305)	(4,403)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.31)	(0.72)	(0.08)	(0.01)

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended September 30, 2017

	GAAP Result	Adjustment on net basis and timing of revenue recognition as in 2017	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result

Net revenue	806,085	-	-	-	806,085
Cost of revenues	(365,206)	-	228	-	(364,978)

Research and product development	(123,974)	-	2,005	399	(121,570)
Sales and marketing	(224,808)	-	545	34,163	(190,100)
General and administrative	(165,874)	-	28,451	876	(136,547)
Other operating income	7,757	-	-	-	7,757
Total operating expenses	(506,899)	-	31,001	35,438	(440,460)

Income/(loss) from operations	(66,020)	-	31,229	35,438	647

Net income/(loss)	(27,005)	-	31,229	35,438	39,662

Net income/(loss) attributable to ordinary shareholders	(29,305)	-	31,229	35,438	37,362

Net income/(loss) per ordinary share*
-Basic	(0.08)				0.10
-Diluted	(0.08)				0.10
Net income/(loss) per ADS
-Basic	(0.24)				0.30
-Diluted	(0.24)				0.30
Weighted average number of ordinary shares
-Basic	372,335,675				372,335,675
-Diluted	372,335,675				380,259,980

	Quarter Ended June 30, 2017

	GAAP Result	Adjustment on net basis and timing of revenue recognition as in 2017	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result

Net revenue	460,088	-	-	-	460,088
Cost of revenues	(219,530)	-	296	-	(219,234)

Research and product development	(146,598)	-	1,752	399	(144,447)
Sales and marketing	(221,888)	-	427	34,163	(187,298)
General and administrative	(166,098)	-	20,407	793	(144,898)
Other operating income	5,421	-	-	-	5,421
Total operating expenses	(529,163)	-	22,586	35,355	(471,222)

Loss from operations	(288,605)	-	22,882	35,355	(230,368)

Net loss	(270,818)	-	22,882	35,355	(212,581)

Net loss attributable to ordinary shareholders	(270,626)	-	22,882	35,355	(212,389)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.72)				(0.57)
Net loss per ADS - basic and diluted	(2.16)				(1.71)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	374,426,600				374,426,600

	Quarter Ended September 30, 2016

	GAAP Result	Adjustment on net basis and timing of revenue recognition as in 2017	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result

Net revenue	4,072,712	(3,547,563)	-	-	525,149
Cost of revenues	(3,827,529)	3,556,247	195	-	(271,087)

Research and product development	(168,033)	-	1,387	399	(166,247)
Sales and marketing	(496,841)	(3,055)	320	34,113	(465,463)
General and administrative	(167,997)	-	19,607	656	(147,734)
Other operating income	3,618	-	-	-	3,618
Total operating expenses	(829,253)	(3,055)	21,314	35,168	(775,826)

Loss from operations	(584,070)	5,629	21,509	35,168	(521,764)

Net loss	(559,023)	5,629	21,509	35,168	(496,717)

Net loss attributable to noncontrolling interests	(2,797)	523	-	-	(2,274)
Net loss attributable to ordinary shareholders	(556,226)	5,106	21,509	35,168	(494,443)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.47)				(1.31)
Net loss per ADS - basic and diluted	(4.41)				(3.93)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,412,340				378,412,340

*Basic net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.